GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue, 15th Floor
New York, New York 10166

Spencer G. Feldman
(212) 801-9221
E-mail: feldmans@gtlaw.com

July 18, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IZEA, Inc.
Registration Statement on Form S-1 filed June 6, 2012,
as amended by Amendment No. 1 filed herewith
File No. 333-181916

Ladies and Gentlemen:

On behalf of IZEA, Inc., a Nevada corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 1 to the captioned Registration Statement on Form S-1, No. 333-181916 (the “Amendment”), for the registration of shares of the Company's common stock under a “primary” public offering prospectus and a “secondary” selling stockholder resale prospectus, and one complete copy of the exhibits listed in the Amendment as filed therewith.

The Amendment reflects changes in the terms of the Company's “primary” public offering. As revised, the public offering prospectus contemplates an offering of shares of common stock, underwritten by Aegis Capital Corp., for aggregate gross offering proceeds of $10,000,000. The offering is being conducted on a firm commitment basis and does not include warrants. The price of shares in the offering has not yet been set.

In addition to reflecting the changes in the offering just described, the Amendment responds to the comments received from the staff of the Commission by letter dated July 3, 2012.

Courtesy copies of this letter and the Amendment, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention: Jessica Plowgian, Esq.) in the review of the foregoing documents.

To facilitate the staff's review, the Commission's comments precede each of the Company's responses. Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the Amendment.

General

1.    We note that your cover letter indicates that you have held preliminary discussions with an investment banking firm in connection with this offering. With your next amendment identify the underwriter for the offering or revise your document to clearly reflect that this is a self-underwritten offering. If Aegis Capital Corp is acting as your placement agent, explain the basis for your determination that Aegis would not be deemed an underwriter.

Response: As noted above, Aegis Capital Corp. is acting as the underwriter of the Company's public offering.

2.    Please expand your disclosure in the prospectus summary of each prospectus to prominently disclose the concurrent offerings contemplated by this registration statement.

Response: As requested by the staff, the prospectus summary of each prospectus has been revised to prominently disclose the concurrent offering. See pages 8 and SS-8.

3.    Please make the revisions requested in our comments to both the primary and selling shareholder prospectuses, as applicable.

Response: The Company acknowledges that the staff's comments will be responded to in both the primary and selling stockholder prospectuses, as applicable.

4.    Because the offering by the company is a best efforts, no minimum offering, please revise the prospectus cover page, dilution and management's discussion and analysis sections to reflect the sale of varying amounts of the total amount being offered. At a minimum, revise your disclosure to show the impact of 10%, 50% and 100% of the shares being sold.

Response: This comment is no longer applicable to the Company's “firm commitment” underwritten public offering.

Prospectus Summary, page 1

5.    Clearly highlight throughout the prospectus that, since there is no minimum amount of shares that must be sold by the company, the company may receive no proceeds and or very minimal proceeds from its offering.

Response: This comment is no longer applicable to the Company's “firm commitment” underwritten public offering.

Our Premier Platforms, page 1

6.    Please expand your disclosure to clarify, with respect to each platform, whether advertisers have the ability to review and/or modify publishers' content before it is published.

Response: In all platforms, advertisers, or our account management staff acting on the advertisers' behalf as part of the account management services we provide to advertisers for a fee, review the publishers' content to verify the content conforms to the requirements of the advertising opportunity they were presented. If the content does not conform, the publisher is requested to make any necessary adjustments. If the publisher refuses, the advertising opportunity is deemed to have been withdrawn. Neither the advertiser nor the Company's account management staff modifies publishers' content without the publishers' involvement and consent. This disclosure has been added to the bottom of pages 2 and SS-2.

7.    Clarify your reference to "legal compliance" and indicate whether this includes any legal issues in addition to the FTC compliance discussed therein.

Response: As requested by the staff, the Company has added “FTC” before “legal compliance” to clarify that this reference focuses on only FTC legal issues, rather than on all legal issues. See pages 2 and SS-2.

8.    Please expand your disclosure to specify the actions you perform when you manage the advertising campaigns for your advertisers.

Response: The Company performs account management services for its advertisers to manage their advertising campaigns. This includes working with advertisers to optimize the advertising offer that is presented to publishers that will give publishers clear instructions on what is required to fill the advertiser's opportunity, identifying and sourcing the publishers that are the best fit for the opportunity, managing the offer and acceptance process with the publishers, verifying that the publishers' content, once submitted, meets the requirements of the opportunity and managing the overall campaign to meet the goals of the advertiser. Account managers also provide clients with weekly updates on their campaign that include campaign metrics and all postings they purchased throughout the campaign. Additionally, they put together full campaign recaps at the end of the campaign and work with the advertisers on plans for any follow-up campaign after the initial campaign has ended. This disclosure has been added to pages 2 and SS-2.

Our Growth Strategy, page 6

9.    Please provide the basis for your assertion that your platforms are "poised for significant revenue growth."

Response: The Company has revised its disclosure on pages 6 and SS-6 of the Amendment to state that its platforms are “ready for growth.” The bullet points in this section elaborate on how they are ready for growth.

10.    Please disclose the financial terms of your agreement with UTV, including the portion of the revenue from the co-branded service that you receive.

Response: At the staff's request, the financial terms of the Company's agreement with UTV are summarized on pages 6 and SS-6 of the Amendment under the heading “Our Growth Strategy - Develop strategic partnerships.”

Business Risks and Uncertainties, page 6

11.    Expand your disclosure to address (i) the impact the concurrent selling shareholder offering may have on your primary offering and ability to raise proceeds, (ii) the risks associated with the fact that your stock is not listed on a national securities exchange, and (iii) the risks associated with your senior secured promissory note.

Response: As requested by the staff, the business risks and uncertainties starting on page 6 of the Amendment have been expanded to address (i) the impact of the concurrent selling shareholder offering on the primary offering and the Company's ability to raise funds in the future, (ii) the risk associated with the Company's common stock not being listed on a national securities exchange and (iii) the risks associated with the conversion provisions contained in the Company's senior secured promissory note. See the last three bullet points on pages 7 and SS-7.

Risk Factors, page 10

12.    Please provide a risk factor that discusses the potential impact the concurrent offering by the selling shareholders may have on the ability of the company to sell its shares. Your disclosure should include, but not be limited to the risk that the shares offered in your secondary offering may be offered at prices below the primary offering, thereby decreasing the demand for your primary offering and reducing your proceeds.

Response: A risk factor has been added to page 18 of the Amendment to discuss the potential impact the concurrent offering by the selling shareholders may have on the ability of the Company to sell its shares in the primary offering.

13.    We note your disclosure on page 19 that you intend to utilize investor relations campaigns to create investor awareness of your business. We also note your disclosure on page 31 that you spent on $1,216,000 investor relations activities in 2011. Please include a new risk factor addressing the significant costs associated with these continued activities, in light of your on-going net losses.

Response: The Company does not anticipate large ongoing expenditures on investor relations campaigns in 2012 or in future periods of the magnitude that was spent in its first year of becoming a public company. However, the Company does anticipate continued higher costs in 2012 related to the costs of being a public company, including but not limited to legal, accounting, transfer agent and other fees as a result of this public offering and a full year of public reporting costs in 2012 compared to only a half year in 2011. In light of the Company's current active trading volume and the time elapsed since the closing of its reverse merger transaction in May 2011, as well as its ongoing net losses, the Company expects to utilize smaller and significantly less costly efforts to improve investor awareness and does not have any plans for major investor relations campaigns. Accordingly, the prior risk factor, “Investor relations activities, nominal 'float' and supply and demand factors may affect the price of our common stock,” has been removed entirely from the prospectuses.

14.    Please add a risk factor disclosing the risks associated with your senior secured promissory note discussed on page 34, including the risk that the holders may convert all or any portion of the note into securities of the company (including, in some circumstances, at a conversion price equal to 90% of the closing price of your common stock), and the resulting dilutive effect such conversion would have on your existing stockholders.

Response: A risk factor has been added to pages 18 and SS-18 of the Amendment to disclose the risks associated with the Company's senior secured promissory note, including the risk that the holder may convert all or any portion of the note into securities of the Company at a discount to the then current trading price and the resulting dilutive effect such conversion would have on existing stockholders.

15.    We note your risk factor disclosure on page 23 of your Form 10-Q for the fiscal period ended March 31, 2012 regarding the notice of default you received with respect to the lease in your Orlando office space. If applicable, please include risk factor disclosure regarding this default.

Response: The risk factor concerning the Company's office lease default was not disclosed in the Form S-1 because it was no longer a factor after the overdue rent payments were paid using the net proceeds from the Company's May 2012 private placement.

"Our SMS business is subject to the risks associated with word-of-mouth advertising and endorsements…" page 13

16.    Please expand this risk factor to identify any risks associated with you or your publishers using targeted advertising practices or compiling and/or using information concerning consumer behavior. Further, detail the practices to which you refer in the last sentence of this risk factor that are most at risk for negative consumer perception "of the practice of undisclosed compensation of social media users to endorse specific products" and how exactly your business could be adversely impacted, including material adverse effects on your business and results of operations.

Response: The Company does not use targeted advertising practices, nor does it compile or use information concerning consumer behavior. The risk regarding negative consumer perception “of the practice of undisclosed compensation of social media users to endorse specific products” pertains to a risk of overall general public confidence when FTC guidelines on disclosure are not followed by others in the social media advertising industry. The Company acts in compliance with FTC guidelines in this regard, but if other firms do not, that could create a negative overall perception for the industry. If there is a pervasive overall negative perception caused by other firms not complying with FTC guidelines, then this could result in reduced revenue and results of operations. See pages 14 and SS-14.

"Investor relations activities, nominal "float" and supply and demand factors…," page 19

17.    Please explain the nature of the investor awareness activities your investors may engage in.

Response: The Company's investors will not engage in any awareness activities and, accordingly, this risk factor has been removed entirely from the prospectuses.

18.    Please expand your disclosure to clearly state the risk that the activities described in this risk factor may subject you to liability under the Securities Act of 1933.

Response: The Company has no current plans to engage in any significant investor awareness activities and, accordingly, this risk factor has been removed entirely from the prospectuses.

Management's Discussion and Analysis…, page 27

19.    Please expand your disclosure to explain how you expect to increase your revenue by over 100% in 2012, as referenced on page 10.

Response: This disclosure was revised to state that the Company plans to increase revenue by over 100% in 2012 by expanding its sales staff, increasing average revenue per customer and adding features to its existing platforms, as well as introducing new platforms to take advantage of social media activities. The Company plans to expand its sales staff with outside sales executives that are located in major markets outside of the Company's corporate headquarters. The Company believes that locating outside sales executives in close proximity to its customers will help drive a closer relationship with customers resulting in increased repeat spending and average revenue per customer. The Company also plans to expand its internal sales representatives to augment the efforts of outside sales executives. The Company continuously reviews its platforms for added features and additional revenue streams. Two current examples are the expansion of IZEAMedia and introduction of www.staree.com. IZEAMedia is the placement of display advertising on IZEA online properties and on publisher blogs, for which the Company shares revenue with the publisher. The Company's staree platform allows it to further its efforts in social media sponsorships with a site that allows the sharing of sponsored photos and videos. See pages 27 and SS-24.

Revenues, page 28

20.    Please explain your reference to "customer conversions" and explain how they resulted in your revenue growth.

Response: The term “customer conversions” is a description of the sales process, from identification of a prospective customer to engagement by the Company's sales executives with proposals, negotiation of terms, and finally to signing of agreements to begin a campaign. With more customers entering into agreements to start campaigns, the Company generates additional revenue.

Operating Expenses, page 29

21.    Please correct your reference to "the year" ended March 31, 2012.

Response: The reference to “the year” ended March 31, 2012 has been corrected on pages 28 and SS-25 of the Amendment.

Operating Expenses, page 31

22.    We note your reference to $1,216,000 in investor relations costs in 2011 and your statement that you expect that your professional fees will continue to increase as you expand your reporting and investor relations efforts as a public company. Please expand your disclosure to clarify whether you expect to conduct an investor marketing campaign of similar magnitude and expense in future periods.

Response: The Company has added disclosure to pages 30 and SS-27 of the Amendment to indicate that it does not expect to conduct an investor marketing campaign in 2012 or in future periods of a similar magnitude and expense as it did in 2011. See also Response 13 above.

Liquidity and Capital Resources, page 31

23.    Tell us where you disclosed your May 11, 2012 conversion of 25 preferred shares to 757,575 common shares, similar to your disclosure on page 19 of your March 31, 2012 Form 10-Q.

Response: The disclosure of the May 11, 2012 conversion of 25 preferred shares to 757,575 common shares was moved to Item 15, Recent Sales of Unregistered Securities, in Part II of the Registration Statement under the subheading “Issuance of Common Stock upon Conversion of Preferred Stock,” and increased to reflect additional conversions through June 1, 2012. See page II-3 of the Amendment.

24.    Please expand your disclosure to quantify the anticipated expenses with respect to your expansion into Europe (as discussed on page 6) and address how these expenses will impact your liquidity and capital resources in future periods.

Response: As requested by the staff, disclosure has been added to pages 31 and SS-28 of the Amendment to quantify the anticipated expenses with respect to the Company's European expansion and its expected impact on liquidity and capital resources in future periods. The Company anticipates expanding into Europe by the end of 2013 which will require up to $500,000 in additional capital from its operations to fund two sales executives and start-up costs associated with opening an office in the first year of operations. The Company does not expect much revenue to be generated from European operations until the second and third year of operations. Thus, all expenses will need to be funded through operating cash flows from its domestic operations or through financing activities.

Our Platforms, page 35

25.    Please clarify your reference to the approximately 50 million "impressions" each month with respect to IZEAMedia.

Response: An ad impression is when a display advertisement appears on a web page. Each time a "banner ad" on a page is seen, it is an ad “impression.” The Company has defined its reference to “impressions” with respect to IZEAMedia on pages 36 and SS-33 of the Amendment.

Customers, page 39

26.    Please expand your disclosure to address the manner in which you compensate advertising or public relations agencies. For example, do they obtain a percentage of the revenue generated from the transaction?

Response: The Company's customers are the brand name companies and their agencies or other independent agencies seeking to promote their end-customers. The Company does not compensate any customer (whether the brand name company or its agencies). These companies and agencies pay the Company for its services. Accordingly, no change to this disclosure has been made.

Revenue Model, page 42

27.    Please disclose any trends with respect to gross margin and revenues with respect to each of your different platforms.

Response: The Company does not analyze its overall business by reporting trends in specific platforms, primarily because forms of social media advertising are constantly changing and it addresses this through enhancements within platforms and with new platforms. Additionally, the Company does not currently have an accurate accounting of gross margin by platform, as it does not allocate its costs to individual platforms. Company management analyzes its revenue in total across all platforms and has expanded its disclosures in the past to indicate trends in total Sponsored Revenue vs. Service Fee Revenue.

However, to respond to the staff's comment concerning percentage of revenue by platform, the Company is supplementally providing the following table for the staff's review:

Platform	December 31, 2010	December 31, 2011	March 31, 2012
InPostLinks	20.1%	10.3%	3.0%
PayPerPost	28.1%	21.2%	12.2%
Sponzai	0.2%	0.2%	—%
Social Spark	17.0%	30.3%	50.0%
Sponsored Tweets	34.3%	36.3%	34.4%
We Reward	0.3%	1.6%	0.4%

The Company believes that its current disclosure on revenue and gross margin trends among its social media platforms is sufficient. See, for example, the last paragraph under “Our Premier Platforms” on page 4 in which the Company estimates its 2012 percentage of revenue attributable to its new IZEAMedia network, and the third paragraph under “Revenues” on pages 27 and SS-24 with respect to the Company's plans for increased revenue in 2012 and its expansion of IZEAMedia and introduction of its www.staree platform.

28.    We note your statement that you derive some revenue from early cash out fees if a publisher wishes to be paid sponsorship fees without having met "certain minimum balance thresholds." Please expand your disclosure to explain the purpose of these thresholds and how they are used.

Response: The Company sets “certain minimum balance thresholds,” typically $50, in order to encourage publisher cooperation that will enable it to better manage the time, Paypal fees and administrative costs that are associated with each cash out by publishers. If a publisher wishes to cash out before reaching the minimum level, it is charged a fee, typically $2.00, for the administrative time and cost for the cash out. Please see the second to last paragraph under “Revenue Model” on page 40.

Government Regulation, page 43

29.    Expand your disclosure to explain how your management of advertising campaigns on your platforms increases your exposure to the FTC and state rules on advertising and marketing.

Response: As requested by the staff, additional disclosure has been added to pages 41 and SS-38 to explain how the management of advertising campaigns on the Company's platforms increases its exposure to FTC and state rules on advertising and marketing.

30.    Further expand how exactly you "encourage honesty of opinion in the selection of endorsements by a publisher" and how you "encourage advertisers to create opportunities that allow the publisher to write the endorsement in their own words." Please tell us how endorsements that are not written by the publisher comply with the FTC guides. Provide us with sample screen shots of same.

Response: The opportunities created in the Company's systems are designed to allow the social media publisher to create their own content as the Company believes that it provides the best experience for the advertiser, publisher and end reader. The Company does not control the tone of the post and the publisher is encouraged to share its own thoughts. However, it should be noted that even if the publisher were to publish content directly written by the advertiser, it would still comply with FTC guidelines so long as it was properly disclosed. Honesty of Opinion is relayed on the Company's website at http://izea.com/advertisers/ethics/.

31.    We note that the CAN-SPAM Act has recently been applied to postings on Facebook (see Facebook, Inc. v. Maxbounty, Inc., No. CV-10-4712-JF, 2011 WL 1120046 (N.D. Cal. Mar. 28, 2011). Please tell us whether this application of the CAN-SPAM Act has any impact on your business platform.

Response: The Company has not been materially impacted by the rules governing messaging over social media networks and SMS, including the CAN-SPAM Act. Please see the added disclosure on pages 44 and SS-41 in this regard.

32.    We note your statement that you have established codes of ethics for your platforms which include "one or more" of the items specified on page 44. Please revise your disclosure to more clearly disclose which of your platforms has a code of ethics with each of the identified items. If a platform doesn't contain a specified item, please explain why it does not. In addition, disclose whether (and how) you distribute your codes of ethics to advertisers and publishers.

Response: The code of ethics is built into the terms of service for each of the platforms. Users must click to indicate that they agree to the terms of service when they are signing up to use a platform. The code of ethics can also be found at the following locations for each of the following platforms:
IZEA : http://izea.com/advertisers/ethics/
SocialSpark : http://socialspark.com/ethics/
PayPerPost : https://payperpost.com/ethics/
SponsoredTweets : http://sponsoredtweets.com/about/ethics/
WeReward is only built into the terms of service at http://wereward.com/terms-of-service/

The Company has elaborated on its platforms' code of ethics in response to the staff's comment. Please see pages 44 and SS-41.

33.    Please tell us how and when you provide the FTC Survival Guide and IZEA University to your advertisers and publishers. If they are available on your website, please provide us with the relevant web address and tell us how you inform your advertisers and publishers about them.

Response: The Company's FTC Survival Guide is provided for informational purposes on our corporate website at http://izea.com/advertisers/ethics/ftc-survival-guide/. It is not tied into any other areas or documents in our platforms. The Company has removed references in the Amendment to IZEA University, as such feature has been inactive for several months.

Principal Stockholders, page 52

34.    Please expand your disclosure in footnote 1 of this table to indicate what contractual arrangement or documents provide for the 4.99% ownership limitation discussed therein.

Response: Disclosure has been added to footnote (1) under the Principal Stockholder table on pages 52 and SS-49 to reference the documents containing the 4.99% ownership blocking provision.

35.    We note your disclosure that as of June 1, your executive officers and directors owned 37.8% of your outstanding shares of common stock. However, we also note the disclosure on page 23 of your Form 10-Q for the fiscal period ended March 31, 2012 that as of May 14, 2012, your executive officers and directors beneficially owned approximately 47% of your outstanding common stock. Please explain what additional issuances of stock or other transactions resulted in this change in ownership.

Response: As of May 14, 2012 (the cutoff date for the Company's March 2012 Form 10-Q), there were 45,028,002 shares of common stock outstanding and 23,649,257 shares of common stock beneficially owned by the Company's officers and directors. As of June 1, 2012 (the cutoff date for the Form S-1), there were 60,780,363 shares of common stock outstanding and 23,897,893 shares of common stock beneficially owned by executive officers and directors.

The change in beneficial ownership is a result of additional vesting on stock options. Below are the additional issuances of common stock during the period from May 14, 2012 to June 1, 2012:

3,020,833	Issuance of stock for services
5,368,960	Sale of common stock
4,545,449	Preferred conversion into common shares
2,817,119	Warrant exchange into common shares
15,752,361	Total issuances between May 14 and June 1, 2012

Certain Relationships and Related Transactions, page 54

36.    Please identify the existing shareholders to whom you issued a senior secured promissory note.

Response: As requested by the staff, disclosure has been added to name the noteholder payee, Barry Honig and Michael Brauser. Please see pages 53 and SS-50.

Selling Stockholders, page SS-50

37.    We note your statement that no material relationships have existed between any of the selling stockholders and you within the last three years "except as described above." Please expand your disclosure to clarify the relationships you are referencing.

Response: The words “except as described above” refers to the May 8 and 15, 2012 private placement transaction involving the selling shareholders. This reference has been clarified on page SS-51.

38.    We note you are registering for resale 10,968,960 shares of common stock which represent a significant portion of your non-affiliate shares. Given the size of the offering relative to the number of shares outstanding held by non-affiliates and the nature of the offering, the transaction appears to be an indirect primary offering. Please provide a detailed analysis of why the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i). Please tell us what percentage the shares being registered on behalf of the selling shareholders represent of your outstanding shares not held by affiliates. Also, provide this percentage for the amount being offered by each selling shareholder and that shareholder's affiliates. Disclose how you arrived at the percentages.

Response: As of June 1, 2012, shares held by non-affiliates were 39,280,876 (60,780,363 total shares outstanding, less 21,499,487 shares held by executive officers, directors and greater than 10% stockholders). The 10,968,960 shares represent 27.9% of the shares held by non-affiliates. The table below details the percentage of the shares being registered as compared to the outstanding shares held by non-affiliates as of June 1, 2012:

Selling Stockholder	Number of Shares Beneficially Owned	Maximum Number to be Sold	Percent of Shares held by Non-Affiliates
Frost Gamma Investment Trust(1)	6,424,250	4,000,000	10.2%
Sandor Capital Master Fund, L.P.(2)	5,218,237	1,600,000	4.1%
Jerold Weinger	314,075	162,560	0.4%
Richard Molinsky	278,958	203,200	0.5%
Jeffrey Grodko	190,303	160,000	0.4%
Steven M. Farber	203,200	203,200	0.5%
Neil and Irene Danics	543,030	240,000	0.6%
Park City Capital Partners, LP(3)	1,000,000	1,000,000	2.5%
Grossman Family Trust(4)	400,000	400,000	1.0%
Jay and Toni Youngerman	320,000	320,000	0.8%
J. Steven Emerson	1,200,000	1,200,000	3.1%
Emerson Family Foundation(5)	1,000,000	1,000,000	2.5%
Emerson Partners(5)	480,000	480,000	1.2%
Total		10,968,960	27.9%

As of July 5, 2012, shares held by non-affiliates were 45,979,191 (67,515,042 total shares outstanding, less 21,535,851 shares held by executive officers, directors and greater than 10% stockholders). The 10,968,960 shares represent 23.9% of shares held by non-affiliates. The table below details the percentage of the shares being registered as compared to the outstanding shares held by non-affiliates as of July 5, 2012:

Selling Stockholder	Number of Shares Beneficially Owned	Maximum Number to be Sold	Percent of Shares held by Non-Affiliates
Frost Gamma Investment Trust(1)	6,424,250	4,000,000	8.7%
Sandor Capital Master Fund, L.P.(2)	5,218,237	1,600,000	3.5%
Jerold Weinger	314,075	162,560	0.4%
Richard Molinsky	278,958	203,200	0.4%
Jeffrey Grodko	190,303	160,000	0.3%
Steven M. Farber	203,200	203,200	0.4%
Neil and Irene Danics	543,030	240,000	0.5%
Park City Capital Partners, LP(3)	1,000,000	1,000,000	2.2%
Grossman Family Trust(4)	400,000	400,000	0.9%
Jay and Toni Youngerman	320,000	320,000	0.7%
J. Steven Emerson	1,200,000	1,200,000	2.6%
Emerson Family Foundation(5)	1,000,000	1,000,000	2.2%
Emerson Partners(5)	480,000	480,000	1.0%
Total		10,968,960	23.9%

The Company believes, based on the following considerations and supported by the quantitative data set forth above, registration of the shares of common stock sold in the Company's May 2012 private placement is in compliance with Rule 415(a)(1)(i) as a “secondary” offering, and the staff should allow it to register all of the shares included in the Amendment.

•	None of the shares of common stock sold in the May 2012 private placement were purchased by affiliates of the Company.

•	The selling stockholders purchased their shares of common stock on May 8 and 15, 2012, and have held them now continuously for more than two months, during which they bore real investment risk.

•
There were 13 investors in the May 2012 private placement. Aside from Frost Gamma Investment Trust, Sandor Capital Master Fund and the Emerson entities, most investors acquired less than 5% of the securities offered in that private placement. The investors were widely-dispersed, and (with the exception of the Emerson entities) had no relation to one another.

•
The selling stockholders have no business relationship with the Company. While some of the stockholders invested in the Company in May 2011, those investments were made as a result of arm's-length negotiations with the Company.

•
None of the selling stockholders participating in the Registration Statement are in the business of underwriting securities, or are affiliated in any way with a FINRA member, except in the limited case of the trustee of Frost Gamma Investment Trust.

•
There is nothing involved that suggests the selling stockholders are acting as a conduit for the Company. The proceeds of any sales of the registered shares by the selling stockholders are for their own account, and there are no agreements or understandings with respect to any subsequent investments of those proceeds back into the Company.

•
The securities purchased by the selling stockholders and offered by the prospectus are not convertible notes or preferred stock with any special price protection, reset or similar provisions, a factor that the staff has prominently noted.

•	The Company is not aware of any selling stockholder with a short position in the Company's common stock.

•
The Company used Aegis Capital Corp., a registered placement agent in its May 2012 private placement (so the investors would not be considered “underwriters”), which received customary placement fees. As noted above, the placement agent in the May 2012 private placement sold the securities to a broad base of investors unaffiliated with the Company and each other.

Accordingly, the Company believes that the resale transactions by the stockholders do not constitute an offering “by or on behalf of the issuer,” and that the Company is eligible to use the continuous offering provisions of Securities Act Rule 415 in connection with an “at the market offering.”

Should any member of the Commission's staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amendment, please do not hesitate to contact Donna Mackenzie, the Company's Chief Financial Officer, at (407) 674-6911, or me at (212) 801-9221.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

Enclosures

cc:    Jessica Plowgian, Esq., Staff Attorney
Celeste M. Murphy, Legal Branch Chief
Ms. Leigh Ann Shultz, Staff Accountant
Mr. Carlos Pacho, Senior Assistant Chief Accountant
Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance

Ms. Donna Mackenzie, Chief Financial Officer
IZEA, Inc.